SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

28 October 2021
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 28 October 2021 re: 2021 Q3 Interim Management Statement

Lloyds Banking Group plc

Q3 2021 Interim Management Statement

28 October 2021

RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2021

"I am delighted to be introducing my first set of results as CEO of Lloyds Banking Group. It is very clear to me that the Group is a truly purpose-driven organisation with a real customer focus. The Group has a great franchise, an excellent digital proposition and a real depth of talent. I have been impressed with the Group's ability to Help Britain Recover from the pandemic, its commitment to sustainability and diversity, as well as its strong risk stewardship.

Building on the strengths of the Group and its achievements in recent years, there are clearly significant opportunities for Lloyds Banking Group to further develop its platforms and capabilities and grow through disciplined investment, empowering colleagues, enhancing collaboration and increasing agility across the Group. This can be built on the foundation strengths of customer service, distribution, and cost management. As we move into the final quarter of 2021, the Board, Group Executive Committee and I are developing the next evolution of our strategy and longer-term priorities. I look forward to working with all colleagues across the Group in continuing to build a resilient, stable Lloyds Banking Group and deliver sustainable, long-term returns for our shareholders, whilst meeting the needs of broader stakeholders."
Charlie Nunn, Group Chief Executive

HIGHLIGHTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2021
 Continued business momentum and solid financial performance
● Strong progress on Strategic Review 2021 priorities, including an all channel net promoter score and mobile app net promoter score above 2021 targets, improved capabilities in Markets products and a 12 per cent increase in new clients using the Group's improved merchant services proposition
● Statutory profit before tax of £5.9 billion (£2.0 billion in the quarter) and underlying profit of £6.3 billion (£2.2 billion in the quarter), both up significantly compared to the first nine months of 2020
● Solid net income of £11.6 billion, up 8 per cent (up 20 per cent compared to the third quarter of 2020), benefiting from increased average interest-earning assets of £443.0 billion, a banking net interest margin of 2.52 per cent and other income of £3.8 billion, alongside a reduction in operating lease depreciation
● Sustained cost discipline with operating costs of £5.6 billion, up 1 per cent compared to the first nine months of 2020,  including the impact of rebuilding variable pay. Remediation charge of £100 million in the third quarter
● Asset quality remains strong. Net impairment credit of £740 million, including a net credit of £84 million in the third quarter, based upon improvements to the macroeconomic outlook for the UK, combined with robust credit performance. Management judgements in respect of coronavirus of c.£1.2 billion retained

Balance sheet and capital strength further enhanced
● Loans and advances at £450.5 billion, up £10.3 billion (£2.8 billion in the third quarter), driven by strong growth of £15.3 billion in the open mortgage book (£2.7 billion in the third quarter)
● Customer deposits of £479.1 billion, up £28.4 billion (£4.7 billion in the quarter), with continued inflows to the Group's trusted brands, including Retail current accounts up £12.2 billion. Resulting loan to deposit ratio of 94 per cent provides a strong liquidity position and significant potential to lend into recovery
● Strong capital build of 159 basis points. CET1 ratio of 17.2 per cent after dividend accrual, significantly ahead of the ongoing target of c.12.5 per cent, plus a c.1 per cent management buffer and regulatory requirement of c.11 per cent

Outlook
   ● Given our solid financial performance and the improved UK macroeconomic outlook, the Group is enhancing its guidance for 2021. Based on the Group's current macroeconomic assumptions:
                - Net interest margin now expected to be modestly above 250 basis points
                - Operating costs expected to be c.£7.6 billion
                - Impairment now expected to be a net credit for the year
                - Return on tangible equity now expected to be over 10 per cent, excluding the c.2.5 percentage point benefit from tax rate changes
                - Risk-weighted assets in 2021 expected to be below £200 billion
●     The Group continues to target a return on tangible equity in excess of its cost of equity in the medium term

Unless otherwise stated, the commentary on this page is given on an underlying basis. See page 14.

INCOME STATEMENT − UNDERLYING BASIS†
	Nine months ended 30 Sep 2021	Nine months ended 30 Sep 2020	Change	Three months ended 30 Sep 2021	Three months ended 30 Sep 2020	Change
	£m	£m	%	£m	£m	%

Net interest income	8,270	8,096	2	2,852	2,618	9
Other income	3,753	3,449	9	1,336	988	35
Operating lease depreciation	(382)	(734)	48	(111)	(208)	47
Net income	11,641	10,811	8	4,077	3,398	20
Operating costs	(5,601)	(5,557)	(1)	(1,871)	(1,858)	(1)
Remediation	(525)	(254)		(100)	(77)	(30)
Total costs	(6,126)	(5,811)	(5)	(1,971)	(1,935)	(2)
Underlying profit before impairment	5,515	5,000	10	2,106	1,463	44
Impairment credit (charge)	740	(4,119)		84	(301)
Underlying profit	6,255	881		2,190	1,162	88
Restructuring	(386)	(288)	(34)	(131)	(155)	15
Volatility and other items	65	(159)		(30)	29
Statutory profit before tax	5,934	434		2,029	1,036	96
Tax (expense) credit	(469)	273		(429)	(348)	(23)
Statutory profit after tax	5,465	707		1,600	688

Earnings per share	7.1p	0.5p		2.0p	0.8p

Banking net interest margin†	2.52%	2.54%	(2)bp	2.55%	2.42%	13bp
Average interest-earning banking assets†	£443bn	£434bn	2	£447bn	£436bn	2
Cost:income ratio†	52.6%	53.8%	(1.2)pp	48.3%	56.9%	(8.6)pp
Asset quality ratio†	(0.22)%	1.24%	(146)bp	(0.07)%	0.27%	(34)bp
Return on tangible equity†	17.6%	1.1%	16.5pp	14.5%	6.0%	8.5pp

KEY BALANCE SHEET METRICS
	At 30 Sep 2021	At 30 Jun 2021	Change %	At 31 Dec 2020	Change %

Loans and advances to customers1	£451bn	£448bn	1	£440bn	2
Customer deposits2	£479bn	£474bn	1	£451bn	6
Loan to deposit ratio†	94%	94%	-	98%	(4)pp
Liquidity coverage ratio	130%	131%	(1)pp	136%	(6)pp
CET1 ratio3	17.2%	16.7%	0.5pp	16.2%	1.0pp
CET1 ratio pre IFRS 9 transitional relief and software3,4	16.1%	15.5%	0.6pp	14.5%	1.6pp
Transitional total capital ratio3	23.6%	23.1%	0.5pp	23.3%	0.3pp
Transitional MREL ratio3	36.9%	36.3%	0.6pp	36.4%	0.5pp
UK leverage ratio3	5.8%	5.8%	-	5.8%	-
Risk-weighted assets	£201bn	£201bn	-	£203bn	(1)
Tangible net assets per share†	56.6p	55.6p	1.0p	52.3p	4.3p

†        See basis of presentation. Return on tangible equity revised basis calculation shown on page 16.
1        Excludes reverse repos of £52.2 billion (30 June 2021: £52.7 billion; 31 December 2020: £58.6 billion).
2        Excludes repos of £6.1 billion (30 June 2021: £7.9 billion; 31 December 2020: £9.4 billion).
3        Incorporating profits for the quarter that remain subject to formal verification.
4        CET1 ratio 'pre IFRS 9 transitional relief and software' reflects (a) the full impact of IFRS 9, prior to the application of transitional relief arrangements and (b) the reversal of the beneficial treatment currently applied to intangible software assets.

QUARTERLY INFORMATION†
	Quarter ended 30 Sep 2021	Quarter ended 30 Jun 2021	Quarter ended 31 Mar 2021	Quarter ended 31 Dec 2020	Quarter ended 30 Sep 2020	Quarter ended 30 Jun 2020	Quarter ended 31 Mar 2020
	£m	£m	£m	£m	£m	£m	£m

Net interest income	2,852	2,741	2,677	2,677	2,618	2,528	2,950
Other income	1,336	1,282	1,135	1,066	988	1,235	1,226
Operating lease depreciation	(111)	(123)	(148)	(150)	(208)	(302)	(224)
Net income	4,077	3,900	3,664	3,593	3,398	3,461	3,952
Operating costs	(1,871)	(1,879)	(1,851)	(2,028)	(1,858)	(1,822)	(1,877)
Remediation	(100)	(360)	(65)	(125)	(77)	(90)	(87)
Total costs	(1,971)	(2,239)	(1,916)	(2,153)	(1,935)	(1,912)	(1,964)
Underlying profit before impairment	2,106	1,661	1,748	1,440	1,463	1,549	1,988
Impairment credit (charge)	84	333	323	(128)	(301)	(2,388)	(1,430)
Underlying profit (loss)	2,190	1,994	2,071	1,312	1,162	(839)	558
Restructuring	(131)	(82)	(173)	(233)	(155)	(70)	(63)
Volatility and other items	(30)	95	-	(202)	29	233	(421)
Payment protection insurance provision	-	-	-	(85)	-	-	-
Statutory profit (loss) before tax	2,029	2,007	1,898	792	1,036	(676)	74
Tax (expense) credit	(429)	461	(501)	(112)	(348)	215	406
Statutory profit (loss) after tax	1,600	2,468	1,397	680	688	(461)	480

Banking net interest margin†	2.55%	2.51%	2.49%	2.46%	2.42%	2.40%	2.79%
Average interest-earning banking assets†	£447bn	£442bn	£439bn	£437bn	£436bn	£435bn	£432bn

Cost:income ratio†	48.3%	57.4%	52.3%	59.9%	56.9%	55.2%	49.7%

Asset quality ratio†	(0.07)%	(0.30)%	(0.29)%	0.11%	0.27%	2.16%	1.30%

Return on tangible equity†	14.5%	24.4%	13.9%	5.9%	6.0%	(6.1%)	3.7%

Loans and advances to customers1	£451bn	£448bn	£444bn	£440bn	£439bn	£440bn	£443bn
Customer deposits2	£479bn	£474bn	£462bn	£451bn	£447bn	£441bn	£428bn
Loan to deposit ratio†	94%	94%	96%	98%	98%	100%	103%
Risk-weighted assets	£201bn	£201bn	£199bn	£203bn	£205bn	£207bn	£209bn
Tangible net assets per share†	56.6p	55.6p	52.4p	52.3p	52.2p	51.6p	57.4p

†        See basis of presentation. Return on tangible equity revised basis calculation shown on page 16.
1        Excludes reverse repos.
2        Excludes repos.

BALANCE SHEET ANALYSIS
	At 30 Sep 2021	At 30 Jun 2021	Change	At 30 Sep 2020	Change	At 31 Dec 2020	Change
	£bn	£bn	%	£bn	%	£bn	%

Loans and advances to customers
Open mortgage book	292.6	289.9	1	270.6	8	277.3	6
Closed mortgage book	14.8	15.3	(3)	17.0	(13)	16.5	(10)
Credit cards	13.8	13.6	1	14.8	(7)	14.3	(3)
UK Retail unsecured loans	8.1	8.0	1	8.2	(1)	8.0	1
UK Motor Finance	14.1	14.4	(2)	14.8	(5)	14.7	(4)
Overdrafts	1.0	1.0	-	1.0	-	0.9	11
Retail other1	10.8	10.5	3	10.2	6	10.4	4
SME2	39.8	40.4	(1)	40.0	(1)	40.6	(2)
Mid Corporates	3.7	3.8	(3)	4.4	(16)	4.1	(10)
Corporate and Institutional	46.6	44.9	4	50.2	(7)	46.0	1
Commercial Banking other	4.4	3.9	13	4.6	(4)	4.3	2
Wealth and Central items	0.8	2.0	(60)	3.4	(76)	3.1	(74)
Loans and advances to customers3	450.5	447.7	1	439.2	3	440.2	2

Customer deposits
Retail current accounts	109.6	107.3	2	91.7	20	97.4	13
Commercial current accounts2,4	50.7	49.5	2	45.7	11	47.6	7
Retail relationship savings accounts	162.6	161.3	1	149.9	8	154.1	6
Retail tactical savings accounts	16.8	16.4	2	12.5	34	14.0	20
Commercial deposits2,5	123.8	124.5	(1)	132.9	(7)	122.7	1
Wealth and Central items	15.6	15.4	1	14.5	8	14.9	5
Total customer deposits6	479.1	474.4	1	447.2	7	450.7	6

Total assets	882.0	879.7	-	868.9	2	871.3	1
Total liabilities	829.4	827.8	-	819.4	1	821.9	1

Ordinary shareholders' equity	46.5	45.8	2	43.4	7	43.3	7
Other equity instruments	5.9	5.9	-	5.9	-	5.9	-
Non-controlling interests	0.2	0.2	-	0.2	-	0.2	-
Total equity	52.6	51.9	1	49.5	6	49.4	6

Ordinary shares in issue, excluding own shares	70,979m	70,956m	-	70,776m	-	70,812m	-

1        Primarily Europe.
2        Includes Retail Business Banking.
3        Excludes reverse repos.
4        Primarily non interest-bearing Commercial Banking current accounts.
5        Primarily Commercial Banking interest-bearing accounts.
6        Excludes repos.

GROUP RESULTS - STATUTORY BASIS

The results below are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRSs). The underlying results are shown on page 3. A reconciliation between the statutory and underlying results is shown on page 15.

Income statement

	Nine months ended 30 Sep 2021	Nine months ended 30 Sep 2020	Change
	£m	£m	%

Net interest income	7,073	9,173	(23)
Other income	20,012	4,126
Total income1	27,085	13,299
Insurance claims1	(14,803)	(1,719)
Total income, net of insurance claims	12,282	11,580	6
Operating expenses	(7,194)	(7,020)	(2)
Impairment credit (charge)	846	(4,126)
Profit before tax	5,934	434
Tax (expense) credit	(469)	273
Profit for the period	5,465	707

Balance sheet

	At 30 Sep 2021	At 31 Dec 2020	Change
	£m	£m	%

Assets
Cash and balances at central banks	68,873	73,257	(6)
Financial assets at fair value through profit or loss2	202,655	191,169	6
Derivative financial instruments	23,191	29,613	(22)
Financial assets at amortised cost	519,478	514,994	1
Financial assets at fair value through other comprehensive income	27,958	27,603	1
Other assets	39,842	34,633	15
Total assets	881,997	871,269	1

Liabilities
Deposits from banks	14,291	31,465	(55)
Customer deposits	485,177	460,068	5
Financial liabilities at fair value through profit or loss	26,667	22,646	18
Derivative financial instruments	18,262	27,313	(33)
Debt securities in issue	80,509	87,397	(8)
Liabilities arising from insurance and investment contracts	163,931	154,512	6
Other liabilities	27,074	24,194	12
Subordinated liabilities	13,444	14,261	(6)
Total liabilities	829,355	821,856	1
Total equity	52,642	49,413	7
Total equity and liabilities	881,997	871,269	1

1        Includes income and expense attributable to the policyholders of the Group's long-term assurance funds that materially offset in arriving at profit attributable to equity shareholders. These can, depending on market movements, lead to significant variances on a statutory basis in total income and insurance claims from one period to the next.
2        Contains assets measured at fair value through profit or loss arising from contracts held with reinsurers, previously included within other assets; comparatives have been restated.

REVIEW OF PERFORMANCE

Strong strategic progress

During the first nine months of 2021, the Group has made meaningful progress across our Helping Britain Recover priority areas. We have expanded the availability of affordable and quality homes with new lending of c.£12.8 billion to first-time buyers, exceeding our full year 2021 target of £10 billion. In addition, we have continued to help businesses recover, adapt and grow through supporting over 70,000 businesses in start up and helping more than 130,000 small businesses boost their digital capabilities. The Group continues to contribute to the transition to a low carbon economy, including introducing a flagship fossil fuel-free fund allowing pension savers to invest with positive environmental impact.

We are making strong strategic progress against our customer focused ambitions. During the first nine months of 2021, the Group has continued to focus on its aim of being the preferred financial partner for personal customers with net open mortgage book growth of more than £15 billion. Our all channel NPS and mobile app NPS have both continued to improve in 2021 and are ahead of the targets we outlined in February. The Group generated £5 billion net new open book Assets Under Administration in Insurance and Wealth, as well as enhancing our Wealth offering through the announced acquisition of Embark Group. In our vision to become the best bank for business, during the first nine months of 2021, we have delivered more than 50 per cent growth in SME products originated via a digital source compared to the same period in 2020. Alongside this, we have continued to improve our ranking in core Markets areas, such as GBP rates.

The Group continues to enhance its capabilities, including an improved merchant services proposition and distribution capabilities, delivering 12 per cent new client growth in the first nine months of 2021. We have continued the roll out of hybrid ways of workings and remain on track for an 8 per cent reduction in office space in 2021, with 5 per cent delivered so far. We are continuing to build our data-driven organisation with more than 25 per cent increase in SME client engagement following the roll out of data-driven targeted marketing in June 2021.

Statutory results

The Group's statutory profit before tax for the nine months ended 30 September 2021 was £5,934 million, benefiting from continued business momentum and a net impairment credit based upon the improved macroeconomic outlook. Statutory profit after tax was £5,465 million.

The Group's balance sheet reflects continued franchise growth. Loans and advances to customers, excluding reverse repurchase agreements, were 2 per cent higher at £450.5 billion, compared to £440.2 billion at 31 December 2020, driven by strong growth in the open mortgage book of £15.3 billion. Customer deposits, excluding repurchase agreements, have increased by £28.4 billion since the end of 2020, with continued inflows to the Group's trusted brands.

Underlying results†

The Group's underlying profit for the first nine months of the year was £6,255 million, compared to £881 million for the same period in 2020, reflecting both solid financial performance and the improved macroeconomic outlook for the UK. Underlying profit before impairment for the period of £5,515 million continues to recover, up 10 per cent against the nine months to 30 September 2020. In the third quarter underlying profit before impairment was £2,106 million and underlying profit was £2,190 million, up 27 per cent and 10 per cent respectively on the second quarter of 2021.

Net income performance of £11,641 million was solid, up 8 per cent on the first nine months of 2020 with stronger net interest income and other income. Net interest income of £8,270 million was up 2 per cent year on year, benefiting from average interest-earning banking asset growth and a banking net interest margin of 2.52 per cent (nine months to 30 September 2020: 2.54 per cent). The Group's banking net interest margin in the third quarter of 2.55 per cent was up 4 basis points on the second quarter, reflecting increased structural hedge earnings, funding benefits and higher retail overdraft balances. Average interest-earning banking assets were up 2 per cent compared to the first nine months of 2020 at £443.0 billion, driven by strong growth in the open mortgage book and the impact of three quarters of government-backed lending during 2021, compared to two quarters in 2020. This was partially offset by continued optimisation in Commercial Banking, the repayment of revolving credit facilities provided to support commercial clients during the pandemic and lower average balances in credit cards and Motor Finance for the year to date.

REVIEW OF PERFORMANCE (continued)

As at 30 September 2021 the Group's structural hedge had an approved capacity of £240 billion. This represents an increase from £225 billion at 30 June 2021, £210 billion at year end 2020 and £185 billion at year end 2019, on the basis of substantially greater deposit inflows since year end 2019 (inflows of £67 billion). The nominal balance of the structural hedge was £225 billion at 30 September 2021 (31 December 2020: £186 billion) with a weighted-average duration of around three-and-a-half years (31 December 2020: around two-and-a-half years). The Group generated £1.6 billion of total gross income from the structural hedge balances in the period (nine months to 30 September 2020: £1.9 billion), with income in the third quarter of £0.6 billion, showing an increase versus the first half run rate of £0.5 billion per quarter.

Other income of £3,753 million was 9 per cent higher compared to £3,449 million in the first nine months of 2020, with £1,336 million in the third quarter. Performance reflected gradually increasing customer activity, particularly strong returns in the Group's equity investment business (including Lloyds Development Capital) both in the third quarter, and the year to date, partly offset by a reduced Lex fleet size and lower levels of gilt sales. In the third quarter, Retail other income benefited from increased customer activity levels, whilst Insurance and Wealth was broadly stable. Commercial Banking, although up on the third quarter of 2020, was down slightly against the second quarter of 2021 due to lower Markets and corporate financing activity. The Group's equity investment business generated c.£250 million of other income in the quarter, with Lloyds Development Capital c.£100 million above its typical run rate. Operating lease depreciation reduced to £382 million (nine months to 30 September 2020: £734 million) as a result of stronger used car prices, combined with the continued impact of a reduced Lex fleet size.

Total costs of £6,126 million were 5 per cent higher than in the first nine months of 2020, due to both slightly higher operating costs and a higher remediation charge in the period. In the context of continued stronger than expected financial performance in income and impairments, as announced at the half-year, the Group accelerated the rebuild of variable pay, which has resulted in the increase in operating costs. The Group continues to maintain its focus on cost management, with a market-leading cost:income ratio of 52.6 per cent.

Remediation charges increased to £525 million (£100 million in the third quarter), which included the previously announced £91 million regulatory fine relating to the past communication of historical home insurance renewals, redress and operational costs in respect of HBOS Reading and litigation costs and charges relating to other ongoing legacy programmes. Year to date, £190 million has been recognised in relation to HBOS Reading redress and operational costs, including £40 million in the third quarter. As previously indicated, further significant charges in relation to HBOS Reading could be required in future quarters, although it is not possible to reliably estimate the potential impact or timings at this stage.

Asset quality remains strong, with sustained low levels of new to arrears. Impairment was a net credit of £740 million, compared to a net charge of £4,119 million in the first nine months of 2020. Within this, the first nine months of the year have seen a low impairment charge of £411 million before the impact of economic outlook revisions (first nine months of 2020: £1,192 million), including £159 million in the third quarter, reflecting continued strong asset quality. The net credit in the period was significantly driven by a £1,098 million release of expected credit loss (ECL) allowances based upon improvements to the macroeconomic outlook for the UK. Of this macroeconomic outlook driven release of ECL, £261 million was recognised in the third quarter of 2021.

The Group's ECL allowance reduced in the first nine months of the year by £1.6 billion to £5.2 billion, c.£1 billion higher than at the end of 2019 (31 December 2020: £6.9 billion, 31 December 2019: £4.2 billion). As noted above, observed credit performance remained robust in the period, with the flow of assets into arrears, defaults and write-offs remaining at low levels. The Group has retained the judgemental overlays that were in place at the half-year, with management judgements in respect of coronavirus of c.£1.2 billion (31 December 2020: c.£0.9 billion), including the central £400 million overlay introduced at year end, as well as c.£800 million of judgements within the underlying credit portfolios (31 December 2020: c.£500 million).

REVIEW OF PERFORMANCE (continued)

Capital

The Group's CET1 capital ratio increased to 17.2 per cent after dividend accrual, compared to 16.2 per cent at 31 December 2020. The strong capital build of 159 basis points during the first nine months of the year largely reflected banking profitability (pre-impairment credit) of 186 basis points, with a limited impairment offset of 17 basis points, being the net impact of IFRS 9 transitional relief reduction and the impairment credit year to date. Capital build also benefited from a reduction in underlying risk-weighted assets of 18 basis points, more than offset by pension and other movements of 28 basis points, primarily reflecting the full 2021 fixed contributions for the Group's three main defined benefit pension schemes. The CET1 capital ratio reduced by a further 56 basis points in respect of the ordinary dividend accrual for 2021.

The PRA have confirmed their intention to remove the beneficial treatment currently applied to intangible software assets and reinstate the original requirement to deduct these assets in full. This change will be implemented on 1 January 2022 and is expected to reduce the Group's reported CET1 ratio by c.50 basis points at that time. The Group continues to apply IFRS 9 transitional arrangements for capital, with the total relief recognised at 30 September 2021 amounting to 60 basis points. Excluding the IFRS 9 transitional relief and removing the current beneficial treatment applied to intangible software assets would reduce the Group's CET1 capital ratio from 17.2 per cent to 16.1 per cent, on the basis of the position at 30 September 2021.

The PRA recently reduced the Group's nominal Pillar 2A CET1 requirement, resulting in a reduction from the equivalent of around 2.2 per cent at 30 June 2021 to the equivalent of around 2.0 per cent on the basis of the position at 30 September 2021. The Group's CET1 regulatory capital requirement remains at around 11 per cent. The Board's view of the ongoing level of CET1 capital required to grow the business, meet regulatory requirements and cover uncertainties continues to be around 12.5 per cent, plus a management buffer of around 1 per cent.

Risk-weighted assets at £201 billion reduced by £2.0 billion in the first nine months of the year, primarily driven by continued optimisation activity undertaken in Commercial Banking, partially offset by limited credit migration and balance sheet growth. The Group continues to expect risk-weighted assets to be below £200 billion at the end of the year. On 1 January 2022, regulatory headwinds from the implementation of new CRD IV models (predominantly relating to mortgages) and changes to counterparty credit risk rules (SA-CCR) are expected to increase risk-weighted assets by between £15 billion and £20 billion. The exact outcome remains subject to the finalisation of the new CRD IV models and as such the Group's estimate carries a degree of uncertainty.

IFRS 17

IFRS 17, an accounting standard that will be effective from 1 January 2023, impacts the phasing of profit recognition for insurance contracts. Upon implementation, the Group's insurance-related retained earnings will be restated and the reporting of insurance new business revenue within other income will be spread over time as the Group provides service to its policyholders (versus recognised up front under current accounting standards), with the quantum and timing of the impact dependent on, inter alia, the amount and mix of new business and extent of assumption changes in any given year following implementation. The cash flow and economic value generated by the Group's Insurance business does not change. There will be no impact on the Group's or the Insurance business' capital position, nor the ability of Insurance to pay dividends to Group. Following implementation, recognition of Insurance income will be more stable. Reduction in the Group's shareholders' equity from, inter alia, the removal of value in force from the Insurance business, remeasurement of insurance liabilities and the creation of a contractual service margin (CSM) liability, is expected to drive a mid-single digit pence per share reduction in the Group's tangible net asset value.

 ADDITIONAL IMPAIRMENT INFORMATION

The analyses which follow have been presented on an underlying basis.

Impairment pre and post updated economic outlook on an underlying basis
	Nine months ended 30 Sep 2021	Nine months ended 30 Sep 2020	Change	Three months ended 30 Sep 2021	Three months ended 30 Sep 2020	Change
	£m	£m	%	£m	£m	%

Charges pre-updated multiple economic scenarios1:
Retail	733	976	25	206	398	48
Commercial Banking	(318)	211		(46)	5
Other	(4)	5		(1)	1
	411	1,192	66	159	404	61
Coronavirus impacted restructuring cases2	(53)	434		18	2
Updated economic outlook:
Retail	(690)	1,442		(146)	(75)	95
Commercial Banking	(408)	851		(115)	(30)
Other	-	200		-	-
	(1,098)	2,493		(261)	(105)
Impairment (credit) charge	(740)	4,119		(84)	301

Asset quality ratio†	(0.22)%	1.24%	(146)bp	(0.07%)	0.27%	(34)bp

1        Charges based on economic outlook as at 31 December 2019, prior to the impact of the coronavirus pandemic on expected losses.
2        Additional (credits) charges on cases subject to restructuring at the end of 2019, where the coronavirus pandemic is considered to have had a direct effect upon the recovery strategy.

Movements in ECL by division on an underlying basis
	Opening ECL at 31 Dec 2020	Write-offs and other	Income statement (credit) charge	Net ECL decrease	Closing ECL at 30 Sep 2021
	£m	£m	£m	£m	£m

UK Mortgages	1,605	(36)	(212)	(248)	1,357
Credit cards	958	(301)	87	(214)	744
Loans and overdrafts	715	(360)	204	(156)	559
UK Motor Finance	501	(40)	(42)	(82)	419
Other	229	(28)	6	(22)	207
Retail	4,008	(765)	43	(722)	3,286
SME	502	(10)	(190)	(200)	302
Corporate and other1	1,900	(126)	(589)	(715)	1,185
Commercial Banking	2,402	(136)	(779)	(915)	1,487
Other	450	1	(4)	(3)	447
Total2	6,860	(900)	(740)	(1,640)	5,220

1        Corporate and other primarily comprises Mid Corporates and Corporate and Institutional.
2        Total ECL includes £25 million relating to other non customer-related assets (31 December 2020: £28 million).

ADDITIONAL IMPAIRMENT INFORMATION (continued)

Group loans and advances to customers and expected credit loss allowances - underlying basis
	Stage 1	Stage 2	Stage 3	Total	Stage 2 as % of total	Stage 3 as % of total
At 30 September 2021	£m	£m	£m	£m

Loans and advances to customers
UK Mortgages	269,807	34,699	4,261	308,767	11.2	1.4
Credit cards	11,080	2,966	305	14,351	20.7	2.1
Loans and overdrafts	7,818	1,473	287	9,578	15.4	3.0
UK Motor Finance	12,143	2,170	217	14,530	14.9	1.5
Other1	17,285	1,617	467	19,369	8.3	2.4
Retail2	318,133	42,925	5,537	366,595	11.7	1.5
SME1	27,945	2,884	852	31,681	9.1	2.7
Corporate and other1	49,890	3,772	2,157	55,819	6.8	3.9
Commercial Banking	77,835	6,656	3,009	87,500	7.6	3.4
Insurance and Wealth	906	29	64	999	2.9	6.4
Central items1	52,417	-	8	52,425	-	-
Total gross lending	449,291	49,610	8,618	507,519	9.8	1.7
ECL allowance on drawn balances	(1,101)	(1,754)	(2,034)	(4,889)
Net balance sheet carrying value	448,190	47,856	6,584	502,630

Group ECL allowance (drawn and undrawn)
UK Mortgages	124	651	582	1,357	48.0	42.9
Credit cards	161	449	134	744	60.3	18.0
Loans and overdrafts	158	269	132	559	48.1	23.6
UK Motor Finance3	150	126	143	419	30.1	34.1
Other	49	102	56	207	49.3	27.1
Retail2	642	1,597	1,047	3,286	48.6	31.9
SME	87	115	100	302	38.1	33.1
Corporate and other	97	203	882	1,182	17.2	74.6
Commercial Banking	184	318	982	1,484	21.4	66.2
Insurance and Wealth	9	1	10	20	5.0	50.0
Central items	400	-	5	405	-	1.2
Total ECL allowance (drawn and undrawn)	1,235	1,916	2,044	5,195	36.9	39.3

Group ECL allowances (drawn and undrawn) as a % of loans and advances to customers4
UK Mortgages	-	1.9	13.7	0.4
Credit cards	1.5	15.1	57.0	5.2
Loans and overdrafts	2.0	18.3	61.4	5.9
UK Motor Finance	1.2	5.8	65.9	2.9
Other	0.3	6.3	21.0	1.1
Retail2	0.2	3.7	20.2	0.9
SME	0.3	4.0	13.7	1.0
Corporate and other	0.2	5.4	41.0	2.1
Commercial Banking	0.2	4.8	34.1	1.7
Insurance and Wealth	1.0	3.4	15.6	2.0
Central items	0.8	-	62.5	0.8
Total ECL allowances (drawn and undrawn) as a % of loans and advances to customers	0.3	3.9	25.1	1.0

1        Retail other, SME and Corporate and other include BBLS related assets. Central items includes reverse repos of £52.2 billion.
2        Retail balances exclude the impact of the HBOS and MBNA acquisition related adjustments.
3        UK Motor Finance for Stages 1 and 2 include £135 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
4        Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in credit cards of £70 million, loans and overdrafts of £72 million, Retail other of £200 million, SME of £124 million and Corporate and other of £4 million.

ADDITIONAL IMPAIRMENT INFORMATION (continued)

Group loans and advances to customers and expected credit loss allowances - underlying basis (continued)
	Stage 1	Stage 2	Stage 3	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 December 2020	£m	£m	£m	£m

Loans and advances to customers
UK Mortgages	253,043	37,882	4,459	295,384	12.8	1.5
Credit cards	11,454	3,264	339	15,057	21.7	2.3
Loans and overdrafts	7,710	1,519	307	9,536	15.9	3.2
UK Motor Finance	12,786	2,216	199	15,201	14.6	1.3
Other1	17,879	1,304	184	19,367	6.7	1.0
Retail2	302,872	46,185	5,488	354,545	13.0	1.5
SME1	27,015	4,500	791	32,306	13.9	2.4
Corporate and other1	43,543	9,816	2,733	56,092	17.5	4.9
Commercial Banking	70,558	14,316	3,524	88,398	16.2	4.0
Insurance and Wealth	832	13	70	915	1.4	7.7
Central items1	61,264	-	7	61,271	-	-
Total gross lending	435,526	60,514	9,089	505,129	12.0	1.8
ECL allowance on drawn balances	(1,385)	(2,493)	(2,495)	(6,373)
Net balance sheet carrying value	434,141	58,021	6,594	498,756

Group ECL allowance (drawn and undrawn)
UK Mortgages	110	798	697	1,605	49.7	43.4
Credit cards	250	548	160	958	57.2	16.7
Loans and overdrafts	224	344	147	715	48.1	20.6
UK Motor Finance3	197	171	133	501	34.1	26.5
Other	46	124	59	229	54.1	25.8
Retail2	827	1,985	1,196	4,008	49.5	29.8
SME	142	234	126	502	46.6	25.1
Corporate and other	217	507	1,169	1,893	26.8	61.8
Commercial Banking	359	741	1,295	2,395	30.9	54.1
Insurance and Wealth	11	1	11	23	4.3	47.8
Central items	400	-	6	406	-	1.5
Total ECL allowance (drawn and undrawn)	1,597	2,727	2,508	6,832	39.9	36.7

Group ECL allowances (drawn and undrawn) as a % of loans and advances to customers4
UK Mortgages	-	2.1	15.6	0.5
Credit cards	2.2	16.8	58.8	6.4
Loans and overdrafts	2.9	22.6	64.2	7.6
UK Motor Finance	1.5	7.7	66.8	3.3
Other	0.3	9.5	39.3	1.2
Retail2	0.3	4.3	22.5	1.1
SME	0.5	5.2	19.1	1.6
Corporate and other	0.5	5.2	42.9	3.4
Commercial Banking	0.5	5.2	38.2	2.7
Insurance and Wealth	1.3	7.7	15.7	2.5
Central items	0.7	-	85.7	0.7
Total ECL allowances (drawn and undrawn) as a % of loans and advances to customers	0.4	4.5	28.6	1.4

1        Retail other, SME and Corporate and other include BBLS related assets. Central items includes reverse repos of £58.6 billion.
2        Retail balances exclude the impact of the HBOS and MBNA acquisition related adjustments.
3        UK Motor Finance for Stages 1 and 2 include £192 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
4        Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in credit cards of £67 million, loans and overdrafts of £78 million, Retail other of £34 million, SME of £132 million and Corporate and other of £6 million.

ADDITIONAL IMPAIRMENT INFORMATION (continued)

UK economic assumptions - Base case scenario by quarter

Key quarterly assumptions made by the Group are shown below. Gross domestic product is presented quarter on quarter, house price growth and commercial real estate growth are presented year on year and UK Bank Rate is presented end quarter. Unemployment is presented as the average for the quarter.
	First quarter 2021	Second quarter 2021	Third quarter 2021	Fourth quarter 2021	First quarter 2022	Second quarter 2022	Third quarter 2022	Fourth quarter 2022
At 30 September 2021%		%	%	%	%	%	%	%

Gross domestic product	(1.6)	4.8	1.4	1.5	0.9	0.9	0.6	0.3
UK Bank Rate	0.10	0.10	0.10	0.10	0.10	0.25	0.25	0.50
Unemployment rate	4.9	4.7	4.7	5.8	5.7	5.6	5.4	5.4
House price growth	6.5	8.7	5.2	4.8	4.6	2.9	2.0	1.4
Commercial real estate price growth	(2.9)	3.4	3.5	2.1	1.3	(1.3)	(0.6)	0.4

UK economic assumptions - Scenarios by year

Key annual assumptions made by the Group are shown below. Gross domestic product is presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. UK Bank Rate and unemployment rate are averages for the period.
	2021	2022	2023	2024	2025	2021-2025 average
At 30 September 2021%		%	%	%	%	%

Upside
Gross domestic product	6.7	5.5	1.1	1.4	1.4	3.2
UK Bank Rate	0.26	1.57	1.62	1.78	2.03	1.45
Unemployment rate	4.6	4.1	4.0	3.8	3.8	4.1
House price growth	5.8	4.5	5.2	5.2	4.2	5.0
Commercial real estate price growth	7.7	6.5	2.6	1.8	0.5	3.8

Base case
Gross domestic product	6.3	5.0	1.5	1.3	1.3	3.1
UK Bank Rate	0.10	0.28	0.50	0.69	0.94	0.50
Unemployment rate	5.0	5.5	5.2	4.9	4.7	5.1
House price growth	4.8	1.4	0.1	1.1	1.1	1.7
Commercial real estate price growth	2.1	0.4	1.3	1.4	0.7	1.2

Downside
Gross domestic product	6.1	4.1	1.1	1.3	1.4	2.8
UK Bank Rate	0.11	0.16	0.17	0.19	0.28	0.18
Unemployment rate	5.3	6.9	6.8	6.4	6.0	6.3
House price growth	3.6	(4.8)	(7.6)	(5.3)	(2.7)	(3.4)
Commercial real estate price growth	(1.2)	(5.7)	(1.4)	0.0	0.2	(1.6)

Severe downside
Gross domestic product	5.5	2.4	0.8	1.2	1.4	2.3
UK Bank Rate	0.08	0.01	0.03	0.03	0.05	0.04
Unemployment rate	5.9	9.1	9.1	8.4	7.7	8.0
House price growth	3.1	(7.9)	(13.1)	(10.1)	(6.4)	(7.0)
Commercial real estate price growth	(7.2)	(16.4)	(7.3)	(2.2)	0.4	(6.7)

ADDITIONAL IMPAIRMENT INFORMATION (continued)

ECL sensitivity to economic assumptions

The table below shows the Group's ECL for the upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the probability-weighted scenario view and, hence, the Stage 2 allocation is constant across all scenarios, in line with reported amounts. ECL applied through individual assessments and post-model adjustments is reported flat against each economic scenario, reflecting the basis on which they are evaluated. The base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent.
Probability- weighted		Upside	Base case	Downside	Severe downside
Underlying basis	£m	£m	£m	£m	£m

At 30 September 2021	5,220	4,584	4,904	5,577	7,002
At 31 December 2020	6,860	5,766	6,354	7,468	9,838

INTEREST RATE SENSITIVITY INFORMATION

Illustrative cumulative impact of parallel shifts in interest rate curve1

The table below shows the banking book net interest income sensitivity to an instantaneous parallel up or down basis points change to interest rates. Sensitivities reflect shifts in the forward rate curve. The net interest income impact from the shift is driven by structural hedge maturity reinvestment and benefit on certain deposit balances. The actual impact will also depend on the prevailing regulatory and competitive environment at the time. This sensitivity is illustrative and does not reflect new business margin implications and/or pricing actions, other than as outlined.

The following assumptions have been applied:

●     Instantaneous parallel shift in GBP interest rate curve, including bank base rate
●     Balance sheet remains constant
●     Assumes an illustrative 50 per cent pass-through on deposits, but could be different in practice
●     Customer deposits and interest rates floored at 0 per cent

	Year 1	Year 2	Year 3
	£m	£m	£m

+50bps	c.425	c.600	c.850
+25bps	c.225	c.300	c.425
+15bps	c.125	c.175	c.250
-10bps	c.(150)	c.(200)	c.(250)

1        Sensitivity based on modelled impact on banking book net interest income, including the structural hedge. Annual impacts are presented for illustrative purposes only and are based on a number of assumptions which are subject to change. Year 1 reflects the 12 months from 30 September 2021 balance sheet position.

ALTERNATIVE PERFORMANCE MEASURES

In addition to the statutory basis of presentation, the results are also presented on an underlying basis. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group's results on an underlying basis in order to assess performance and allocate resources. Management uses underlying profit before tax, an alternative performance measure, as a measure of performance and believes that it provides important information for investors because it allows for a comparable representation of the Group's performance by removing the impact of certain items including volatility caused by market movements outside the control of management.

In arriving at underlying profit, statutory profit before tax is adjusted for the items below, to allow a comparison of the Group's underlying performance:

-    Restructuring, including severance-related costs, property transformation, technology research and development, regulatory programmes and merger, acquisition and integration costs
-    Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group's hedging arrangements and that arising in the insurance business, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets
-    Payment protection insurance provisions

The Group's statutory income statement includes income and expense attributable to the policyholders of the Group's long-term assurance funds. These items materially offset in arriving at profit attributable to equity shareholders but can, depending on market movements, lead to significant variances on a statutory basis in total income and insurance claims from one period to the next. The Group nets down this volatility in the underlying basis presentation in order to improve comparability between periods.

The analysis of lending and expected credit loss (ECL) allowances is presented on an underlying basis. On a statutory basis, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses crystallise. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly. The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances.

The Group calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis. A description of these measures and their calculation, which remain unchanged, is set out on page 125 of the 2021 Half-Year Results News Release.

ALTERNATIVE PERFORMANCE MEASURES (continued)

Reconciliation between statutory and underlying basis financial information
		Removal of:
	Statutory basis	Volatility and other items1,2	Insurance gross up3	Underlying basis†
Nine months ended 30 September 2021	£m	£m	£m	£m

Net interest income	7,073	136	1,061	8,270
Other income, net of insurance claims	5,209	(258)	(1,198)	3,753
Operating lease depreciation		(382)	-	(382)
Net income	12,282	(504)	(137)	11,641
Operating expenses4	(7,194)	931	137	(6,126)
Impairment credit	846	(106)	-	740
Profit before tax	5,934	321	-	6,255

Nine months ended 30 September 2020
Net interest income	9,173	112	(1,189)	8,096
Other income, net of insurance claims	2,407	13	1,029	3,449
Operating lease depreciation		(734)	-	(734)
Net income	11,580	(609)	(160)	10,811
Operating expenses4	(7,020)	1,056	153	(5,811)
Impairment charge	(4,126)	-	7	(4,119)
Profit before tax	434	447	-	881

1        In the nine months to 30 September 2021 this comprises the effects of market volatility and asset sales (gain of £269 million); the amortisation of purchased intangibles (£52 million); restructuring (£386 million, including severance costs (£91 million), property transformation (£72 million), technology research and development (£104 million), regulatory programmes (£46 million) and merger, acquisition, integration costs and other (£73 million)); and fair value unwind (losses of £152 million).

2        In the nine months to 30 September 2020 this comprises the effects of market volatility and asset sales (gain of £65 million); the amortisation of purchased intangibles (£52 million); restructuring (£288 million, including severance costs (£65 million), property transformation (£95 million), technology research and development (£35 million), regulatory programmes (£29 million) and merger, acquisition, integration costs and other (£64 million)); and fair value unwind (losses of £172 million).

3        The Group's insurance businesses' income statements include income and expense attributable to the policyholders of the Group's long-term assurance funds. These items have no impact in total upon profit attributable to equity shareholders and, to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.

4        The statutory basis figure is the aggregate of operating costs and operating lease depreciation. The Group's cost:income ratio is calculated dividing total costs by net income on an underlying basis. On an underlying basis operating lease depreciation is included in net income.

	At 30 Sep 2021	At 30 Jun 2021	At 31 Dec 2020
	£m	£m	£m
Tangible net assets per share†
Ordinary shareholders' equity	46,490	45,761	43,278
Goodwill	(2,320)	(2,320)	(2,320)
Intangible assets	(4,346)	(4,299)	(4,140)
Purchased value of in-force business	(203)	(209)	(221)
Other, including deferred tax effects	558	552	459
Tangible net assets	40,179	39,485	37,056

Ordinary shares in issue, excluding own shares	70,979m	70,956m	70,812m

Tangible net assets per share†	56.6p	55.6p	52.3p

ALTERNATIVE PERFORMANCE MEASURES (continued)
	Nine months ended 30 Sep 2021	Nine months ended 30 Sep 2020
Asset quality ratio†
Underlying basis impairment release (charge) (£m)	740	(4,119)
Remove non-customer impairment (£m)	(6)	16
Underlying customer related impairment release (charge) (£m)	734	(4,103)

Statutory net loans and advances to customers (£bn)1	450.5	439.2
Add back expected credit loss allowance (drawn) (£bn)	4.4	5.9
Acquisition related fair value adjustments (£bn)	0.4	0.6
Underlying gross loans and advances to customers (£bn)	455.3	445.7
Averaging (£bn)	(6.1)	(2.0)
Average underlying gross loans and advances to customers (£bn)	449.2	443.7

Asset quality ratio†	(0.22)%	1.24%

Banking net interest margin†
Net interest income - underlying basis (£m)	8,270	8,096
Non-banking net interest expense (£m)	86	151
Banking net interest income - underlying basis (£m)	8,356	8,247

Underlying gross loans and advances to customers (£bn)	455.3	445.7
Non-banking items:
Fee-based loans and advances (£bn)	(5.4)	(5.5)
Other non-banking (£bn)	0.9	(3.7)
Interest-earning banking assets	450.8	436.5
Averaging (£bn)	(7.8)	(2.2)
Average interest-earning banking assets (£bn)	443.0	434.3

Banking net interest margin†	2.52%	2.54%

Return on tangible equity†
Profit attributable to ordinary shareholders (£m)	5,064	319

Average shareholders' equity (£bn)	44.7	43.6
Average intangible assets (£bn)	(6.3)	(6.2)
Average tangible equity (£bn)	38.4	37.4

Return on tangible equity (%)†,2	17.6	1.1

Underlying profit before impairment†
Statutory profit before tax (£m)	5,934	434
Statutory impairment (release) charge (£m)	(846)	4,126
Volatility and other items including restructuring (£m)	427	447
Insurance gross up (£m)	-	(7)
Underlying profit before impairment (£m)†	5,515	5,000

1        Excludes reverse repos of £52.2 billion (30 September 2020: £60.0 billion).
2        As announced at the full year 2020 results, the Group has revised its definition of return on tangible equity. Statutory profit after tax is adjusted to deduct profit attributable to non-controlling interests and other equity holders and is divided by average tangible equity. 30 September 2020 disclosed on the revised basis.

BASIS OF PRESENTATION

This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the nine months ended 30 September 2021. Unless otherwise stated, income statement commentaries throughout this document compare the nine months ended 30 September 2021 to the nine months ended 30 September 2020, and the balance sheet analysis compares the Group balance sheet as at 30 September 2021 to the Group balance sheet as at 31 December 2020. The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. These measures are labelled with a '†' throughout this document. Further information on these measures is set out on page 14. Unless otherwise stated, commentary on page 1 is given on an underlying basis. Capital and leverage ratios reported as at 30 September 2021 incorporate profits for the quarter that remain subject to formal verification in accordance with the Capital Requirements Regulation. The Q3 2021 Interim Pillar 3 Report can be found at: https://www.lloydsbankinggroup.com/investors/financial-downloads/

FORWARD LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as, without limitation, 'believes', 'achieves', 'anticipates', 'estimates', 'expects', 'targets', 'should', 'intends', 'aims', 'projects', 'plans', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'may', 'seek', 'estimate', 'probability', 'goal', 'objective', 'deliver', 'endeavour', 'prospects', 'optimistic' and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group's future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group's future financial performance; the level and extent of future impairments and write-downs; the Group's ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; market related risks, trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; potential changes in dividend policy; the ability to achieve strategic objectives; management and monitoring of conduct risk; exposure to counterparty risk; credit rating risk; instability in the global financial markets, including within the Eurozone, and as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; inadequate or failed internal or external processes or systems; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; risks relating to sustainability and climate change (and achieving climate change ambitions), including the Group's ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; projected employee numbers and key person risk; the impact of competitive conditions; and exposure to legal, regulatory or competition proceedings, investigations or complaints. A number of these influences and factors are beyond the Group's control.  Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC's website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Douglas Radcliffe
Group Investor Relations Director
020 7356 1571
douglas.radcliffe@lloydsbanking.com

Edward Sands
Director of Investor Relations
020 7356 1585
edward.sands@lloydsbanking.com

Eileen Khoo
Director of Investor Relations
07385 376435
eileen.khoo@lloydsbanking.com

Nora Thoden
Director of Investor Relations - ESG
020 7356 2334
nora.thoden@lloydsbanking.com

CORPORATE AFFAIRS

Grant Ringshaw
External Relations Director
020 7356 2362
grant.ringshaw@lloydsbanking.com

Matt Smith
Head of Media Relations
020 7356 3522
matt.smith@lloydsbanking.com

Copies of this interim management statement may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group's website - www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 28 October 2021